FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          REPORT OF FOREIGN REGISTRANTS

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                         SECURITIES EXCHANGE ACT OF 1934


                           GRANITE MORTGAGES 02-1 PLC
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                          FIFTH FLOOR, 100 WOOD STREET,
                                LONDON EC2V 7EX,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                              22 GRENVILLE STREET,
                           ST HELIER, JERSEY JE4 8PX,
                                 CHANNEL ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                         GRANITE FINANCE FUNDING LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                        35 NEW BRIDGE STREET, 4TH FLOOR,
                          BLACKFRIARS, LONDON EC4V 6BW,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     INDICATE BY CHECK MARK WHETHER THE REGISTRANTS FILE OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                     FORM 20-F  X    FORM 40-F
                              ---              ---

     INDICATE BY CHECK MARK WHETHER THE REGISTRANTS BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM ARE ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             YES    NO  X
                                ---    ---

     On March 20, 2002, Granite Mortgages 02-1 plc issued and sold certain notes under Registration Statement No. 333-83194. Certain master trust documents which have been amended and restated on or about September 23, 2002, the provisions of which apply to Granite Mortgages 02-1 plc, are annexed hereto as Annex A.




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




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                      GRANITE MORTGAGES 02-1 PLC


                                      By:  /s/ Clive Rakestrow

                                      Name:  Clive Rakestrow, Representing
                                               Securitisation Director No. 1
                                               Limited

                                      Title:  Director

Date: October 3, 2002

                                      GRANITE FINANCE FUNDING LIMITED


                                      By:  /s/ Nigel C. Bradley

                                      Name:  Nigel C. Bradley

                                      Title:  Director

Date:  October 3, 2002

                                      GRANITE FINANCE TRUSTEES LIMITED


                                      By:  /s/ Richard Gough

                                      Name:  Richard Gough

                                      Title:  Director

Date:  October 3, 2002






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



                                     ANNEX A

                                  EXHIBIT INDEX

EXHIBIT NO.   DESCRIPTION OF EXHIBIT

4.2           Fourth Amended and Restated Mortgages Trust Deed
10.5.1        Third Amended and Restated Master Definitions Schedule



















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